

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 6, 2017

Luke Wallace
Chief Executive Officer
SpendSmart Networks, Inc.
805 Aerovista, Suite 205
San Luis Obispo, CA 93401

> **Re:** **SpendSmart Networks, Inc.**
> **Preliminary Information Statement on Schedule 14A**
> **Filed October 11, 2017**
> **File No. 000-27145**

Dear Mr. Wallace:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have not filed a quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2017. Please tell us when you intend to become current in your Exchange Act filing obligations.

2. We note that on the cover page of the proxy statement you disclose that holders of Series C Preferred Stock are entitled to six votes per share but on page 1 you disclose that holders of Series C Preferred Stock are entitled to four votes per share. Please reconcile your disclosures.

<u>Unaudited Pro Forma Consolidated Financial Data, page 6</u>

3. We note your disclosure on page 4 that you will retain some liabilities and on page 5 that you intend to retain some cash and cash equivalents. However, it does appear that your

Pro Forma presentations are consistent with these disclosures. Please reconcile your Pro Forma disclosures with your narrative disclosures and provide greater detail about the nature of assets and liabilities that you intend to retain. In addition, please confirm that the pro forma financial information presented reflects June 30, 2017 financial information. In this regard, at the top of page 8 you state that the financial information is as of September 30, 2017 but the columns of the pro forma presentations state the information is as of June 30, 2017. Please revise as necessary.

Interests of Certain Persons, page 11

4. We note your disclosure that you expect that part of the proceeds from the Asset Sale will be applied to pay or reduce loans owed by you to your officers or directors. Please disclose the amount you expect to be used to pay or reduce these loans, disclose the specific loans you anticipate paying off with proceeds from the Asset Sale, and quantify the amount you expect each related party to receive from proceeds of the Asset Sale. Refer to Item 5 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 5551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products